
October 19, 2011

Via Email
Eric Anderson
Chief Executive Officer
Stuart King Capital Corp.
1500 Cliff Branch Drive
Henderson, NV 89014

> **Re:** **Stuart King Capital Corp.**
> **Registration Statement on Form S-1**
> **Filed September 22, 2011**
> **File Number 333-176953**

Dear Mr. Anderson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to a portion of the filing that we have not cited as an example, please make the appropriate changes in accordance with our comments.

2. Throughout the filing, please revise your references to "management" to clarify that the company has only one officer, who is also the sole director of the company. For example, rather than stating that "[m]anagement intends to concentrate on identifying preliminary prospective business opportunities," please revise to state that your sole officer and director, Mr. Anderson, will identify prospective business opportunities on behalf of the company.

3. We note at various points in your registration statement your use of the pronouns "he," "his," "she," and "her" in reference to your sole director, officer, and shareholder, Mr.

Eric Anderson
Stuart King Capital Corp.
October 19, 2011
Page 2

        Anderson.   Please revise your disclosure to ensure that each of your references to Mr. Anderson is consistent throughout the registration statement.

4. We note the following statement on page 3: "Unless 80% of investors elect to remain investors, all investors will be entitled to the return of a pro rata portion of the deposited funds (minus up to 10% which may be release to the registrant under Rule 419)." Please revise your disclosure at each reference to the return of funds to investors, to clarify that the pro rata portion to be received by investors will not include the 10% of proceeds which may be released to the company.

5. We note your statements on pages 5, 7 and 17 that investors who do not reconfirm their investment will receive their "pro rata portion of the deposited funds (plus interest)." However, elsewhere in the registration statement, including on page 3, you state that no subscriber shall receive interest on the deposited funds and that the deposited funds will be held in a non-interest bearing account. Please revise your disclosure to reconcile these statements.

6. We note your references throughout the filing to the 10% of the offering proceeds that may be released to the company under certain circumstances. On pages 5, 8 and 14 you state that the 10% may be released following "completion of the minimum offering." On pages 7, 9 and 17 you state that the 10% may be released upon "completion of the offering." Elsewhere you simply state that the 10% is "releasable under Rule 419." Please revise your disclosure to clarify when exactly the funds may be released to the company and under what circumstances in each place where you reference the release of the 10% of proceeds.

7. Please ensure that your disclosure describes in a consistent manner how the primary and resale offerings will be conducted. For example, disclosure on page 7 and in the Escrow Agreement states that Mr. Anderson will be able to sell his shares after the company has sold at least the minimum number of shares in its offering. However, on page 16 you state that Mr. Anderson may only sell shares held by him after the minimum offering is sold and "only in the event that there remain insufficient shares in the primary offering to fill the investors desire to purchase." Please revise all similar disclosure throughout the prospectus and in the Escrow Agreement to accurately portray how the offerings will be conducted.

<u>Cover Page</u>

8. Further in relation to comment 7 above, we note the events of termination of the offering listed at the end of the second paragraph on the cover page of the prospectus. If one of the events of termination of the offering is the date when all 1 million shares are sold by the issuer, please explain under what circumstances Mr. Anderson might sell any of the 8 million shares that he seeks to resell pursuant to the registration statement. We note your disclosure on page 16 that he may only sell shares held by him in the event there remain insufficient shares in the primary offering to fill the

investors desire to purchase; however, that implies that the offering would not be terminated upon the sale of 1 million shares but would rather continue until investor demand is satisfied. Also, please explain under what circumstances the board of directors might deem it necessary to terminate the offering after the minimum offering of 250,000 shares of common stock has been achieved, rather than attempting to raise additional capital through the sale of the maximum 1 million shares.

9. Please revise your disclosure to discuss the requirement under Rule 419(e) of the Securities Act that the net assets or fair market value of any business to be acquired must represent at least 80% of the maximum offering proceeds. In addition, please revise your risk factor at page 11 under the heading "No agreement for business combination or other transaction…" to specifically highlight the 80% of maximum offering proceeds requirement for a business combination under Rule 419(e) and any risks or uncertainties the company's may face in complying with this requirement.

10. Where you refer to the lack of a public market for trading of your common stock, please revise your disclosure to highlight that no trading of your common stock will be permitted until following your consummation of a business combination meeting the requirements of Rule 419(e)(1)(ii).

11. Please revise your disclosure to define the abbreviations "fbo" on page 3 and "LOI" on page 10 at their first use in the prospectus.

12. We note the following statement on the cover page of the prospectus: "Mr. Anderson' [sic] sale is subject to the requirements of Rule 419 and the proceeds from the resale of his shares will be deposited in the escrow account." It does not appear that Mr. Anderson is required to deposit the proceeds from the resale of his shares into the escrow account according to the terms of the Escrow Agreement. Namely, the recitals to the agreement state that Mr. Anderson has "established an escrow account in which up to $900,000…may be deposited…" Based on the foregoing statement, it appears that only the proceeds from the sale of the maximum 1 million shares to be sold by the company will be deposited into the escrow account. Please reconcile these statements.

13. We note your reference to the "Risk Factors" section of the filing which you indicate begins on page 8; however, this section actually begins on page 9. Please revise.

Business Overview, page 6

14. We note the following statement on page 6: "As of the date of this prospectus, the company has 8,000,000 shares of $0.0001 par value common stock issued and outstanding." Please clarify that all of these shares are held by your sole officer and director, Mr. Anderson.

<u>The Offering, page 7</u>

15. Please revise your disclosure to clearly define the "escrow conditions" referenced in this section.

<u>Summary Financial Information, page 8</u>

16. Please revise the Statements of Operations data to agree with the audited Statement of Operations on page F-3.

<u>Risk Factors, page 9</u>

17. Each risk factor caption should concisely describe the risk to the company or its investors that results from the uncertainty or circumstances that you have identified. For example, merely stating, "Lack of Diversification May Limit Future Business" fails to specify the risk posed to the company or its investors. Please revise your risk factor headings accordingly. Also, please consider using complete sentences as headings.

18. Please add a risk factor which discusses any risks and uncertainties related to your compliance with the current and periodic reporting requirements under the Securities and Exchange Act of 1934 as referred to on page 29 of the prospectus.

19. Please add a risk factor which highlights the risk that any investor in the offering will suffer immediate dilution of their investment as highlighted on page 14 of the prospectus.

20. Please add an appropriately titled risk factor stating that the company may not discover or adequately evaluate adverse facts about a potential opportunity or business acquisition given Mr. Anderson's lack of experience in the mergers and acquisitions field. Also, please describe the due diligence activities you expect Mr. Anderson to perform once he has identified a potential target. The discussion should follow a heading that identifies the risk and potential consequences.

21. Please add an appropriately titled risk factor disclosing the possibility that a target company may be financially unstable, or may be in its early stages of development or growth without established records of sales or earnings. The discussion should follow a heading that identifies the risk and potential consequences.

22. We note your discussion of the penny stock rules on page 19. Please add an appropriately titled risk factor regarding the application of these rules to the company's stock. Please also include a discussion of the legal remedies that may be available to investors in penny stocks. Specifically, please disclose that investors in penny stocks may be entitled to cancel the purchase and receive a refund if a sale is in violation of the penny stock rules or other federal or states securities laws and disclose that if a penny stock is sold to the investor in a fraudulent manner, investors may be able to sue

the persons and firms that committed the fraud for damages.

"Sole Officer and Director may hinder operations," page 9

23. This risk factor and your risk factor appearing under the heading "Continued
    Management Control…" at page 11 appear to address the same risk to the company.
    Please revise your risk factor disclosure to combine these risk factors. Your combined
    risk factor should specifically highlight that Mr. Anderson is the company's sole officer
    and director and disclose the amount of time he is expected to contribute to the
    business. The risk factor should also indicate that the company has no other full-time
    or part-time employees.

Special Note Regarding Forward-Looking Statements, page 13

24. We note the second paragraph of this section on page 13. The items listed do not
    appear applicable to a blank check company. Please revise.

Item 8 – Plan of Distribution

25. We note that if the minimum offering is not achieved within 180 days of the date of this
    prospectus, all subscription funds will be returned to investors promptly without
    interest or deduction of fees, "[i]n which case all Escrow fees shall be borne by [sic]
    registrant." Please tell us how this statement is consistent with Section 5 of the Escrow
    Agreement, which provides that "all hard costs (wire fees, etc.) shall be deducted from
    disbursements." Please revise your filing and/or escrow agreements to ensure that you
    provide consistent disclosure regarding the deposit and release of funds in the escrow
    account.

26. We note the following statement on page 17: "As of this date, we have not entered into
    any agreements or arrangements for the sale of the shares with any broker/dealer or
    sales agent." This statement is not accurate given the fact that Underhill Securities
    Corp. has been engaged as a sales agent, as evidenced by Exhibit 99b. Please revise.

27. Please revise your reference to the Subscription Agreement in the last paragraph on
    page 18 to refer to Exhibit 99c rather than Exhibit 99b.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
23

Plan of Operation, page 23

28. We note your statement on page 23 that you plan to file a Form 8-A registering the
    company under Section 12(g) of the Exchange Act "concurrently with this registration
    statement." We also note your conflicting statement on page 29 under the "Reports to
    Security Holders" section that indicates that you will file the Form 8-A "upon

effectiveness of this registration." We advise you that if you do not file the Form 8-A concurrently with the Form S-1, you will not be a fully reporting company upon effectiveness of the Form S-1. See General Instruction A(d)(2) of Form 8-A for guidance. Therefore, if you do not plan to make these filings concurrently, please revise your statement on page 29 that after the offering you will file periodic and current reports to maintain your "fully reporting status." Also, please explain that if you do not register a class of securities under Section 12(g) of the Exchange Act in connection with the pending registration statement, you will only be required to comply with the limited periodic reporting obligations required by Section 13(a) of the Exchange Act. This comment also applies to the disclosure on page 23 in which you state that you are "filing this registration statement on a voluntary basis because the primary attraction of the Registrant as a merger partner or acquisition vehicle will be its status as an SEC reporting company," which suggests that you will become a fully reporting company immediately upon effectiveness of this registration statement. If it is your intention to become a fully reporting company at the time of effectiveness, please revise your statement on page 29 to clarify that you intend to file a Form 8-A concurrently with this registration statement and file the Form 8-A prior to requesting acceleration.

General Business Plan, page 23

29. We note the following statement at the bottom of page 24: "There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future." Please reconcile this disclosure with your Statement of Operations on page F-3 which lists $15,000 in consulting fees for the period from inception to June 30, 2011.

Acquisition of Opportunities, page 25

30. We note the following statement on page 25: "Mr. Anderson may not sell any shares at less than $0.10 per share even if other shareholders are offered less than that amount." Please revise your disclosure to explain why Mr. Anderson may not sell his shares for less than $0.10 per share.

31. We note the following statement in the last paragraph on page 25: "The Company is subject to all of the reporting requirements included in the 34 Act." Please refer to comment 20 above and revise this statement to accurately reflect when the company will be subject to the reporting requirements of the Exchange Act.

32. We note your disclosure on page 25 that indicates that "[i]n the event that a previously approved target acquisition was later voided by management, shareholders may be left without an operating company…" Please revise your disclosure to describe the circumstances in which management may void a previously approved target acquisition.

33. We note your statement on page 26 that Mr. Anderson has verbally agreed that he will advance to the company any additional funds which the company needs for operating capital and for costs in connection with searching for or completing an acquisition, interest free without the expectation of repayment. We also note your disclosures under the heading "Mr. Anderson may not pay all the expense of the offering" on page 10 and under "Item 13 – Other Expenses of Issuance and Distribution" on page II-1 that indicate Mr. Anderson has agreed to pay all of the expenses of the offering. It appears that both of these agreements constitute oral contracts that would be required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K if the underlying contracts were in writing. Therefore, please provide a written description of each agreement and file each agreement as an exhibit to the registration statement. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations for guidance.

Directors, Executive Officers, Promoters and Control Persons, page 26

34. We note that Mr. Anderson's age is listed as 29 in the officer and director table on page 26; however, the heading on page 27 states that he is 27 years old. Please reconcile.

35. Footnote 1 to the officer and director table on page 26 states that the company's officer was "appointed" by its director; however, we note that the officer and director are the same person. Please revise to clarify that Mr. Anderson is the sole director and that he appointed himself as the company's sole officer.

36. Footnote 2 to the officer and director table on page 26 states that Mr. Anderson intends to spend "approximately 10 hours per week" on the company's business affairs; however, disclosure on pages 11 and 23 states that Mr. Anderson will only devote 10 hours per month to the business. Please revise your disclosure to reconcile these statements.

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

37. We note your statement on page 27 that Mr. Anderson will offer the company's securities on the same basis as any other blank check company in which he is involved and to the same group of intended shareholders. Please identify all other blank check companies Mr. Anderson is involved with, whether as a principal or otherwise, disclose whether they have identified potential target companies and disclose the status of any mergers or acquisitions currently contemplated by each entity. Also, please revise Mr. Anderson's biographical information at page 27, as well as the risk factor on page 9 entitled "Potential conflicts of interest may result in loss of business," to reflect his involvement with these entities. Finally, we note the following statement on page 27: "Our officer and director is not a full time employee of our company and is actively involved in other business pursuits." Please fully describe the other "business pursuits" referenced in this statement.

Financial Statements
Balance Sheets, page F-2

38. Please revise the line item 'accumulated deficit' to a more descriptive caption such as 'deficit accumulated during the development stage' which was used on page 9. Refer to ASC 915-210-45-1. Please also revise the Statement of Changes in Stockholders' Equity.

Exhibit 5.1

39. We note that your Articles of Incorporation reflect the incorporation of the company in the State of Delaware; however, your legal opinion states that the company is a Nevada corporation and opines as to the laws of the State of Nevada. Please file a revised legal opinion which identifies the correct state of the company's incorporation. Please also ensure that the revised legal opinion opines as to the legality of the shares of common stock under the laws of the state in which the company is incorporated.

40. We note the reference to "2,000,000 shares to be issued by the Company under this registration" in the legal opinion; however, the registration statement only relates to a maximum offering of 1 million of the company's shares. Please explain the discrepancy or revise the opinion accordingly.

41. Please file a revised legal opinion which also opines as to whether the 8 million outstanding shares of common stock offered for resale by Mr. Anderson are legally issued, fully paid, and non-assessable. For additional guidance, please refer to Section II(B)(2)(h) of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

Exhibit 99a

42. We note that all subscription funds will be held in escrow in a non-interest bearing trust account at Wells Fargo Bank with Underhill Securities Corp. serving as the escrow agent, and that Wells Fargo is not a party to the escrow agreement filed as Exhibit 99a. Please tell us how you concluded that the escrow arrangement complies with the requirements of Rule 419(b)(1). In your response, please specify the paragraph of the rule upon which you are relying and explain in detail how you believe the contemplated arrangement satisfies the requirements set forth therein.

43. Page 2 of the Escrow Agreement refers to shares sold by Joshua Sisk; however, Mr. Sisk is not mentioned elsewhere in the agreement or in the registration statement. Please revise your disclosure to describe Mr. Sisk's involvement in the offering and escrow arrangement or substitute the appropriate party where his name appears.

Exhibit 99b

44. We note your statement on page 16 that Underhill Securities Corp. will be acting as

selling agent for both the primary and resale offerings; however, the terms of the Sales Agent Agreement do not reflect this arrangement. If the disclosure on page 16 is accurate, please revise the Sales Agent Agreement accordingly and file an updated copy.

45. Further to the above comment, we note that Mr. Anderson is not a party to the Sales Agent Agreement in his capacity as a selling shareholder. In the event Underhill will, in fact, act as selling agent for the resale offering, it appears that he should be party to the agreement. Please revise the agreement and file an updated copy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Harold Gewerter, Esq.